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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                     CARACO PHARMACEUTICAL LABORATORIES LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      SERIES B CONVERTIBLE PREFERRED STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                     14075T 10 7 (underlying common stock)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Dilip S. Shanghvi
                       Sun Pharmaceutical Industries Ltd.
                                     SPARC
                               Akota Road, Akota
                            Vadoadara 390 020 India

                                With a Copy to:
                              David B. Braun, Esq.
                                  Butzel Long
                         150 West Jefferson, Suite 100
                            Detroit, Michigan 48226
                                  313-983-7454
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


       March 31, 2004, May 21, 2004, August 22, 2004 and August 27, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No.
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Sun Pharmaceutical Industries Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    India
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of                       On an as converted basis the reporting person
                    3,264,000     owns 18,453,614 shares of voting stock.
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting                       On an as converted basis the reporting person
                    3,264,000     owns 18,453,614 shares of voting stock.
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,264,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     100%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement relates to the Series B Preferred Stock, without par value (the "Shares"), of Caraco Pharmaceutical Laboratories Ltd., a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 1150 Elijah McCoy Drive, Detroit, Michigan 48202.

Item 2.  Identity and Background

         (a) This statement is being filed pursuant to Rule 13d-(1)(f) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act") by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India ("Sun" or the "Reporting Person") and its wholly owned subsidiary corporation, Sun Pharma Global, BVI, a corporation organized under the laws of the British Virgin Islands ("Sun Global"). Sun and Sun Global are sometimes individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."

         Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person. By affixing its signature to this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

         (b) -- (c) Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun's business address is Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400059, India.

         Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun and their respective business addresses and present principal occupations are set forth below:

NAMES, BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF THE DIRECTORS OF SUN

  SR.       NAME OF THE DIRECTORS                                       ADDRESS                                  POSITION
  NO.
           SHRI DILIP S. SHANGHVI                          C/o  Sun Pharmaceutical Industries Ltd               The Chairman &
                                                           Acme Plaza, Andheri Kurla Road,                      Managing Director
                                                           Andheri (East),
                                                           MUMBAI -- 400 059.
           SHRI  SUDHIR V. VALIA                           C/o  Sun Pharmaceutical Industries Ltd               Whole-time Director
                                                           Acme Plaza, Andheri Kurla Road,
                                                           Andheri (East),
                                                           MUMBAI -- 400 059.
           SHRI  SAILESH T. DESAI                          C/o  Sun Pharmaceutical Industries Ltd               Whole-time Director
                                                           402, 4th   Floor, R. K. Centre,
                                                           Fatehgunj Main Road,
                                                           BARODA -- 390 002.
           SHRI S. MOHANCHAND DADHA                        C/o  Sun Pharmaceutical Industries Ltd               Director
                                                           10, Jeypore Nagar,
                                                           CHENNAI - 600 086.
           SHRI HASMUKH  S. SHAH                           C/o  Sun Pharmaceutical Industries Ltd               Director
                                                           402, 4th   Floor, R. K. Centre,
                                                           Fatehgunj Main Road,
                                                           BARODA -- 390 002.
           SHRI KEKI MINU MISTRY                           C/o  HDFC Limited                                    Director
                                                           Ramon House, 5th Floor,
                                                           H. T. Parekh Marg,
                                                           169, Backbay Reclamation,
                                                           Churchgate, Mumbai -- 400 020.
            SHRI  ASHWIN   S.   DANI                       C/o  Asian Paints (India) Ltd.,                      Director
                                                           6-A, SHANTI  NAGAR,
                                                           SANTACRUZ (EAST),
                                                           MUMBAI - 400055

NAMES, BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF THE EXECUTIVE OFFICERS OF SUN

              Mr. Harin P. Mehta             Sun Pharmaceutical Industries Ltd., Acme Plaza, Andheri     Vice
                                             Kurla Road,Andheri  (E) Mumbai -- 400 059                   President
                                             Maharashtra, India
              Mr. Rakesh Mehta               Sun Pharmaceutical Industries Ltd., Acme Plaza, Andheri     Sr.Vice
                                             Kurla Road,Andheri  (E) Mumbai -- 400 059                   President
                                             Maharashtra, India                                          (International
                                                                                                         Marketing)
              Mr. Abhay Gandhi               Sun Pharmaceutical Industries Ltd., Acme Plaza, Andheri     Sr.Vice
                                             Kurla Road,Andheri  (E) Mumbai -- 400 059                   President
                                             Maharashtra, India                                          (International
                                                                                                         Marketing)
              Mr. T.K.Roy                    Sun Pharmaceutical Industries Ltd., Acme Plaza, Andheri     Sr.Vice
                                             Kurla Road,Andheri  (E) Mumbai -- 400 059                   President
                                             Maharashtra, India                                          (Marketing)
              Mr. Lokesh Sibbal              Sun Pharmaceutical Industries Ltd., Acme Plaza, Andheri     Vice
                                             Kurla Road,Andheri  (E) Mumbai -- 400 059                   President
                                             Maharashtra, India                                          (Marketing)
              Ms. Sharda Crishna             Sun Pharmaceutical Industries Ltd., Acme Plaza, Andheri     Vice
                                             Kurla Road,Andheri  (E) Mumbai -- 400 059                   President
                                             Maharashtra, India                                          (Marketing)
              Mr. Kamlesh M. Dudhara         SPARC, Akota Road, Akota, Baroda-390 020                    Sr.Vice
                                             Gujarat, India                                              President
                                                                                                         --
                                                                                                         Formulations
              Dr. T. Rajmannar               SPARC, Akota Road, Akota, Baroda-390 020                    Sr.Vice
                                             Gujarat, India                                              President
                                                                                                         (Organic
                                                                                                         Synthesis)
              Dr. Amarjit Singh              Sun Pharmaceutical Industries Ltd., Acme Plaza, Andheri     Exe. Vice
                                             Kurla Road,Andheri  (E) Mumbai -- 400 059                   President- R&D
                                             Maharashtra, India
              Mr. Kamlesh H Shah             Sun Pharmaceutical Industries Ltd., Acme Plaza, Andheri     Company
                                             Kurla Road,Andheri  (E) Mumbai -- 400 059                   Secretary
                                             Maharashtra, India
15.           Mr. Vipul Doshi                SPARC, Akota Road, Akota, Baroda-390 020                    Sr. Vice
                                             Gujarat, India                                              President

SUN GLOBAL

         (b)-(c) Sun Global is a corporation organized under the laws of the British Virgin Islands. Sun Global is a trading company and is a wholly-owned subsidiary of Sun. Sun Global's business address is Akara Building, 24 De Castro Street, Wickhams Clay 1 Road, Town Tortola, British Virgin Islands.

         Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun Global and their respective business addresses and present principal occupations are set forth below:


            NAME OF THE DIRECTORS                          ADDRESS                                               POSITION
      SHRI DILIP S. SHANGHVI                          C/o  Sun Pharmaceutical Industries Ltd              Director &
                                                      Acme Plaza, Andheri Kurla Road,                     Chairman  of Sun
                                                      Andheri (East),                                     Global, Chairman
                                                      MUMBAI -- 400 059.                                  & Managing
                                                                                                          Director of Sun



      SHRI  SUDHIR V. VALIA                           C/o  Sun Pharmaceutical Industries Ltd              Director of Sun Global
                                                      Acme Plaza, Andheri Kurla Road,                     and Whole-time Director
                                                      Andheri (East),                                     of Sun
                                                      MUMBAI -- 400 059.


      SUNIL GANDHI                                    SuGandh Management Consultancy                      Director of Sun Global,
                                                      P.O. Box 12850                                      Financial  Consultant
                                                      Dubai, UAE

         (d) To the best of its belief and based upon the information available to the Company, none of the entities or persons identified in this Item 2 has, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best of its belief and based upon the information available to the Company, none of the entities or persons identified in this Item 2 has, during the last five years, been a party to a material civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

         (f) Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens of India. Sun Global is a corporation organized under the laws of the British Virgin Islands and each of its executive officers and directors named in this Item 2 are citizens of India.

Item 3.  Source and Amount of Funds or Other Considerations.

         The Company and Sun Global entered into an agreement (the "Agreement") in November, 2002 pursuant to which, during a 5 year period, Sun Global was required to transfer and to sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications) in exchange for 544,000 shares of Series B Convertible Preferred Stock for each product.

Pursuant to the Agreement the Company issued the following amounts of Series B Convertible Preferred Stock on the respective dates.

         March 31, 2004             1,632,000
         May 21, 2004                 544,000
         August 22, 2004              544,000
         August 27, 2004              544,000

         The shares were issued to Sun Global for the technology transfer by Sun Global of 6 ANDAs deemed to have been delivered under the Agreement.

Item 4.  Purpose of Transaction

         The purpose of Agreement is to provide the Company with new products without an impact on the Company's cash flow. Sun Global has determined to receive shares of Series B Convertible Preferred Stock, no par value (convertible on a one-for-one basis into shares of Common Stock after a 3 year holding period). The Series B Convertible Preferred Stock is not entitled to vote and does not currently pay a dividend.

         At this time, except as disclosed above, Sun has no immediate plans or proposals which relate to or would result in:

         1). the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company except for the exercise of stock options which would result in the acquisition of additional shares;

         2). an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

         3). a sale or transfer of a material amount of assets of the Company;

         4). any change in the present board of directors or management of the Company, including any plans to change the number or term of directors except that the board may elect to fill an existing vacancy on the board;

         5). any material change in the present capitalization or dividend policy of the Company;

         6). any other material change in the Company's business or corporate structure;

         7). changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         8). causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

         9).      the Shares becoming eligible for termination pursuant to
                  Section 12(g)(4) of the Act; or

         10).     any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

         The following information is provided in response to Item 5 of Schedule 13D and is based on a total of 3,264,000 Shares of Series B Preferred Stock outstanding (based on information from the Company as to the number of Shares outstanding as of December 31, 2003)

         a-b).

                  Sole Voting Power

                           3,264,000*

                  Shared Voting Power

                           0

                  Sole Dispositive Power

                           3,264,000*

                  Shared Dispositive Power

                           0

                  Aggregate Amount Beneficially Owned

                           100%

* On an as converted basis the reporting person owns 18,453,614 shares of voting stock.

         c). As disclosed in Item 3, Sun Global, in exchange for the delivery of new products, acquired 3,264,000 shares of Series B Preferred Stock in four transactions on March 31, 2004, May 22, 2004, August 22, 2004 and August 27, 2004 at prices ranging from $5.21 to $8.57 per share.

         d). No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Company and Sun Global are subject to a Products Agreement dated November 21, 2002 pursuant to which, Sun Global is required to transfer and sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications in exchange for 544,000 Shares for each product.

         Sun owns options to purchase an additional 1,679,066 shares of common stock. The options have exercise prices ranging from $.68 to $3.50 per share and are immediately exercisable. All of the options expire prior to October 18, 2006 except for 2,400 options which expire on or prior to September 8, 2007.

Item 7. Material to be Filed as Exhibits

         None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 19, 2004



                                          Sun Pharmaceutical Industries Limited



                                          By:  /s/ Dilip S. Shanghvi
                                               ------------------------
                                               Dilip S. Shanghvi
                                               Chairman and
                                               Managing Director